SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On August 22, 2024, Farmmi, Inc. (the “Company”) and certain institutional investors (the “Purchasers”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share (the “Shares”) in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares (the “Warrants”) in a concurrent private placement for gross proceeds of approximately $1.03 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses.

The Offering closed on August 26, 2024. The Shares issued in the Offering were offered pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (File No. 333-268657), which was filed with the Securities and Exchange Commission on June 18, 2024 and was declared effective on June 27, 2024. The Warrants and ordinary shares underlying the Warrants (the “Warrant Shares”) were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder

The purchase price for each Share with the corresponding Warrant was $0.30. The Warrants are exercisable immediately following issuance and have an initial exercise price of $0.75. The Warrants will expire 5 years from the date of issuance. The exercise price and the number of Warrant Shares are subject to adjustment upon the occurrence of certain events, including stock dividends or share splits, business combination, similar recapitalization transactions, or other similar transactions. The exercise price of the Warrants is subject to an adjustment in the event that the Company issues or is deemed to issue ordinary shares for less than the applicable exercise price of the Warrants. Additionally, the exercise price will be adjusted to equal the Reset Price (as defined in the Warrant) on the Reset Date (as defined in the Warrant). Upon such reset of the exercise price, the number of Warrant Shares will be proportionately increased such that the aggregate exercise price payable for the adjusted number of Warrant Shares will be the same as the aggregate exercise price on the date of issuance for the Warrant Shares then outstanding. The Reset Date is the earliest to occur of: (i) the trading day after the date on which all or a portion of the Warrant shares have become registered pursuant to an effective resale registration statement, (ii) the trading day after the date on which the holders of the Warrants or underlying Warrant Shares may sell all shares pursuant to Rule 144 without restriction, and (iii) the trading day after 12 months and 30 trading days following the issuance date of the Warrants.

Pursuant to a registration rights agreement the Company entered into with the Purchasers, the Company has agreed to file a resale registration statement on behalf the Purchasers to register the resale of the Warrants and Warrant Shares within 30 days of the closing of the Offering, and to use commercially reasonable efforts to cause such registration to become effective within 60 days of the closing of the offering, or 90 days of the closing of the offering if subject to full review by the SEC, and to keep such registration statement effective at all times until no investor owns any of the Warrants or Warrant Shares.

The Company also entered into a placement agency agreement dated August 22, 2024 (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim”), as exclusive placement agent, pursuant to which Maxim agreed to act as the placement agent in connection with the Offering. The Company agreed to pay Maxim a cash placement fee equal to 7.50% of the gross cash proceeds received in the Offering and to pay for expenses of Maxim’s legal counsel up to an aggregate amount of $40,000.

In connection with the Offering, the Company has agreed, and the officers and directors of the Company have agreed, for a period until the earlier of: (a) sixty days following the effective date of the resale registration statement covering the shares underlying the Warrants or (b) six months following the date of the Purchase Agreement, not to offer, sell, contract to sell, or otherwise dispose of any shares of our ordinary shares or other securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of the placement agent, subject to certain exceptions.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of Registration Rights Agreement and form of the Warrant are attached hereto as Exhibits 4.1, 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, the Purchase Agreement, the Registration Rights Agreement and the Warrant are subject to, and qualified in their entirety by, such documents.

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Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit	Description

4.1	Form of Series A Warrant
5.1	Opinion of Campbells LLP
5.2	Opinion of Kaufman & Canoles, P.C.
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Placement Agent Agreement, dated August 22, 2024, between the Company and Maxim Group LLC
99.1	Press release dated August 23, 2024, titled “Farmmi Announces Pricing of $1.0 Million Registered Direct Offering”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: August 27, 2024	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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